                                                          2500 One Liberty Place
                                                              1650 Market Street
RICHARD G. DEVLIN                                    Philadelphia, PA 19103-7301
Direct Phone:  215.851.8158                                         215.851.8100
Email:  rdevlin@reedsmith.com                                   Fax 215.851.1420


September 11, 2006

Ms. Pamela Long
United States Securities and Exchange Commission
Washington, D.C.  20549-7010

RE:      COMMONWEALTH INCOME & GROWTH FUND VI
         AMENDMENT TO REGISTRATION STATEMENT ON FORM S-1
         FILED JUNE 30, 2006
         FILE NO. 333-131736

Dear Ms. Long:

         On behalf of our client, Commonwealth Income & Growth Fund VI (the "Company" and the registrant with respect to above referenced filing), we are filing Pre-Effective Amendment Number 3 to the Registration Statement on Form S-1, File No. 333-131736, pursuant to Rules 470 and 472 of Regulation C and Regulation S-T. One clean and three marked courtesy copies showing the changes made to the previous amendment have been delivered by overnight courier to the attention of Brigitte Lippmann of the Commission Staff.

         The following are the Company's responses to the comments included in your letter dated September 8, 2006 regarding the above-captioned filing. For ease of reference, each question has been restated above the related response. Following the resolution with the Staff of the comments set forth below and any future comments the Staff may have, the Company intends to seek acceleration of effectiveness of the registration statement pursuant to Rule 461 of Regulation
C. In that regard, the Company and Commonwealth Capital Securities Corp. hereby affirm that each is aware of its obligations under the Securities Act of 1933, as amended.

COVER PAGE

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 2. PLEASE REVISE THE RISK FACTOR "NONE OF OUR GENERAL PARTNER'S FIVE PRIOR PUBLIC FUNDS..." ON THE COVER PAGE AND PAGE 7 AND 13 TO DISCLOSE THAT LOSSES AMONG ALL YOUR PRIOR PUBLIC FUNDS HAVE BEEN COMMON.

          The risk factors on the cover page, page 7 and page 13 have been revised to disclose that losses among all of the sponsor's prior public funds have been common.

      LONDON o NEW YORK o LOS ANGELES o SAN FRANCISCO o WASHINGTON, D.C. o
                 PHILADELPHIA o PITTSBURGH o OAKLAND o PRINCETON
      FALLS CHURCH o WILMINGTON o NEWARK o MIDLANDS, U.K. o CENTURY CITY o
              RICHMOND o HARRISBURG o LEESBURG o WESTLAKE VILLAGE

                            r e e d s m i t h . c o m
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Pamela A. Long
September 11, 2006
Page 2

Proposed Sales Material
-----------------------

2. PLEASE REVISE ALL THE SALES MATERIAL TO CONFORM TO THE RISK FACTOR DISCLOSURE IN THE PROSPECTUS. IN ADDITION, FOR THE SALES MATERIALS CAPTIONED "RISKS ASSOCIATED WITH EQUIPMENT LEASING FUNDS," THE COLUMN CAPTIONED "HOW COMMONWEALTH MITIGATES THE RISK," DOES NOT APPEAR TO APPROPRIATELY DESCRIBE HOW THE RISKS ARE MITIGATED. FOR EXAMPLE, YOU DESCRIBE THE RISK THAT THERE WILL BE NO PUBLIC MARKET FOR THE UNITS AND STATE THAT COMMONWEALTH MITIGATES THE RISK BY STATING THAT IT IS AN ILLIQUID INVESTMENT. ALSO, STATING THAT DISTRIBUTIONS WILL BE TAX-DEFERRED DOES NOT MITIGATE THE RISK THAT CASH DISTRIBUTIONS WILL BE A RETURN OF CAPITAL. PLEASE REVISE.

         The sales material will be revised such that the risk factors disclosed and discussed therein more closely mirror the risk factors disclosed and discussed in the prospectus. Also, the risk mitigation column in the marketing piece entitled "Risks Associated with Equipment Leasing Funds" will be revised to more appropriately match risks with mitigation strategies. When revised, all of such sales materials will be submitted to the Staff for review.

         The issuer also hereby requests that the Staff's review of the Registration Statement, which appears to be essentially complete, be separated from the Staff's review of the sales material, so that the Registration Statement can be declared effective while the revision and review of the sales material is ongoing. The issuer would prefer to sell units using only a prospectus, rather than delay its offering further while sales material is being revised. The sales material is concurrently under review by the NASD, and can not be used at the present time in any event while such review is underway. The Staff's cooperation on this point is greatly appreciated.

         If you have any questions regarding the responses to the comments or regarding the filing in general, please call me at 215-851-8158. Thank you for your prompt attention to this matter.

                                 Sincerely,
                                 Reed Smith LLP


                                 By: /s/ Richard G. Devlin
                                     ---------------------
                                         Richard G. Devlin

Enclosures
cc:      Brigitte Lippmann, Esq.
         Kimberly A. Springsteen (w/o encl.)
         Michael B. Pollack, Esq. (w/o encl.)